Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net loss attributable to common stockholders	$(3,310,583)	$(3,731,586)	$(10,847,849)	$(11,470,168)

Net (loss) income per common share*	$(0.02)	$(0.03)	$(0.07)	$(0.10)

Weighted average shares outstanding	160,639,842	136,135,077	158,062,867	119,818,566

*	Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.